Exhibit 99.1

Lanvin Group Achieves Record Sales in 2022

Preliminary Revenues Up 38% Year-on-Year

•	Revenues of €425 million for FY2022, a 38% increase on FY 2021, exceeding previous guidance (1)

•	All portfolio brands delivered growth, with flagship brand Lanvin growing 67% YoY

•	Implementation of balanced global growth strategy resulted in 44% growth in EMEA, 36% growth in North America, and 13% growth in Greater China, despite COVID impact

•	Successful delivery of omni-channel strategies drove a 42% increase in global Wholesale and a 35% increase in DTC sales

•	Ongoing implementation of strategic plans in 2023 to drive further revenue growth and margin improvement

February 17, 2023 - Lanvin Group (NYSE: LANV, the “Group”), a global luxury fashion group with Lanvin, Wolford, St. John, Sergio Rossi, and Caruso in its portfolio of brands, today announced its preliminary, unaudited revenues for the full-year 2022. The Group achieved revenues of €425 million, a 38% increase year-over-year versus 2021 and a 25% increase year-over-year versus 2021 on a pro forma basis assuming Sergio Rossi’s full-year revenue results were included in 2021.(2)

Joann Cheng, Chairman and CEO of Lanvin Group, said: “These strong preliminary revenue numbers are testament to the global growth strategy that we are delivering. The results reflected the culture of success and entrepreneurship we maintain within our organization and highlighted the reputation of our brands. Looking forward, notwithstanding current macroeconomic conditions, we remain optimistic for 2023, especially with the continued resurgence of the APAC region.”

Ms. Cheng continued: “2022 was an exciting year for Lanvin Group. We will continue to maintain the legacy and heritage of our iconic brands while adapting to the future and making sure that we evolve to continually exceed the expectations of our consumers. We remain committed to driving collaboration between our brands to further unleash value of our unique synergistic global platform.”

Review of the Full-Year 2022 Preliminary, Unaudited Revenues

Lanvin Group Revenue by Brand

(Euros in Thousands)	2022A Preliminary	2021A Audited	Growth % 2022A vs. 2021A
Lanvin	121,313	72,872	+67%
Wolford	126,579	109,332	+16%
St. John	85,763	73,094	+17%
Sergio Rossi	61,929	28,737	+116%
Caruso	30,819	24,695	+25%

Total Brands	426,403	308,730	+38%

Eliminations	(1,881)	92

Total Group	424,522	308,822	+38%

Selected Highlights

Strong growth achieved in all brands: All five brands showed year-over-year growth, with differentiated brand strategies successfully implemented that have not only led to the strong results in 2022 but also laid out a solid foundation for further improvements in 2023 and beyond.

Lanvin, the Group’s flagship brand, grew global revenue by 67%, with record 145% growth in its Wholesale business, demonstrating the brand’s increasing appeal and demand among global luxury retailers and buyers, especially for its accessory products. Its DTC business also grew by 39%, driven by the increased unit economics generated from its client engagement initiatives and digital strategy.

Refocused brand and product strategies showing results: One of the main drivers of growth in 2022 was the refocus of brand strategies and optimization of product categories and mix. Not only did the brands introduce new capsules and product lines, but the refocus on core products and balancing the mix led to strong results. The Group’s push into accessories proved a strong driver of growth and margin.

Wolford’s focus on iconic products and athleisure proved to be a winning combination; successful collaborations with GCDS, MUGLER, ALBERTA FERRETTI, and Sergio Rossi particularly paid off in attracting new clients.

Caruso leveraged the “back to elegance” trend as people returned to the workplace. St. John reinforced its “American Luxury” moniker and focused its products to reflect the direction, which yielded strong results in core DTC channel and North American region.

Lanvin further re-established its position as the iconic and oldest operating French couture house, while significantly boosting its attraction among younger consumers through accessory products including leather goods and sneakers.

Omni-channel and digital strategies led to growth in all channels: Channel initiatives in 2022 expanded both DTC and Wholesale sales. In 2022, the Group’s DTC revenues increased 35% from €187 million to €253 million; and wholesale revenues increased 42% from €116 million to €165 million. In Wholesale the brands drove business development by further penetrating their existing customer base and by developing new partners. In DTC, a deliberate focus on improving client engagement at the retail-level as well as on social media resulted in growing brand awareness and strong growth in unit economics. In 2022 the Group established a strong foundation for its retail footprint which provides a solid springboard for future retail expansion plans.

Digital marketing likewise had a strong effect on the 2022 results with the brands increasingly attracting new and younger demographics. In the second half of 2022, the Group established a shared digital platform in North American powered by Shopify’s innovative and agile digital solutions. Sergio Rossi and Lanvin have already successfully transitioned their North American eCommerce to this platform, which is expected to bring further growth to the brands in the coming years.

Global development strategy resulted in balanced growth across regions: In 2022 the Group saw significant growth in all of its geographies. The Group’s largest region, EMEA, showed the most robust results, growing from €148 million to €214 million, a 44% increase. North America also showed solid growth of 36% from €107 million to €145 million. Notwithstanding the prolonged Covid lockdowns, Greater China, grew 13% from €43 million to €48 million. This was a gratifying result given the brands’ currently limited retail footprint and the early stage of the Group’s growth and brand awareness in China.

2023 Outlook

The Group will carry its strong momentum into 2023, but is aware of the macroeconomic issues, and therefore expects sustained but moderated growth with further positive contribution from the resurgence of the APAC region.

At both Group and brand-level, ongoing initiatives are being implemented to drive improved margin profile. The Group will focus on client engagement by expanding its product categories, particularly in accessories; and by implementing further initiatives in branding and marketing.

Conference Call

As previously announced, today at 8:00AM EST/9:00PM CST/2:00PM CET, Lanvin Group will host a conference call to discuss its preliminary revenues for the full-year 2022 and provide an outlook for 2023. To participant in the conference call, please register by clicking on the following link: https://dpregister.com/sreg/10175603/f5e737e150

A live and recorded webcast of the conference call and a slide presentation will also be available on the Group’s investor relations website at https://ir.lanvin-group.com/Events.

Next Scheduled Announcement

The next scheduled announcement will be the full-year 2022 earnings release in April 2023. To receive email alerts of the timing of future financial news releases, as well as future announcements, please register at https://ir.lanvin-group.com.

Note: All % changes are calculated on an actual currency exchange rate basis.

(1)

Lanvin Group’s previous guidance was published at the time of the announcement of the business combination between the Company and Primavera Capital Acquisition Corp. (“PCAC”). The guidance was also disclosed in the Company’s registration statement on Form F-4 filed with the SEC (File No. 333-266095), under “Certain Unaudited Lanvin Group Prospective Financial Information”.

(2)

Lanvin Group acquired a majority stake in Sergio Rossi in July 2021 and Sergio Rossi was consolidated into Lanvin Group’s consolidated revenue starting from the acquisition date. Pro forma results reflect Sergio Rossi’s full-year revenues for 2021 being included in calculating the growth rate.

Appendix

Lanvin Group Revenue by Brand:

(Euros in Thousands)	2022A Preliminary	2021A Audited	Growth % 2022A vs. 2021A
Lanvin	121,313	72,872	+67%
Wolford	126,579	109,332	+16%
St. John	85,763	73,094	+17%
Sergio Rossi	61,929	28,737	+116%
Caruso	30,819	24,695	+25%

Total Brands	426,403	308,730	+38%

Eliminations	(1,881)	92

Total Group	424,522	308,822	+38%

Lanvin Group Revenue by Geography:

(Euros in Thousands)	2022A Preliminary	2021A Audited	Growth % 2022A vs. 2021A
EMEA	213,797	148,197	+44%
North America	144,624	106,701	+36%
Greater China	47,881	42,518	+13%
Other	18,220	11,406	+60%

Total	424,522	308,822	+38%

Lanvin Group Revenue by Channel:

(Euros in Thousands)	2022A Preliminary	2021A Audited	Growth % 2022A vs. 2021A
DTC/eCommerce	252,799	186,813	+35%
Wholesale	165,286	116,417	+42%
Other	6,437	5,592	+15%

Total	424,522	308,822	+38%

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About Lanvin Group

Lanvin Group is a leading global luxury fashion group headquartered in Shanghai, China, managing iconic brands worldwide including Lanvin, Wolford, Sergio Rossi, St. John Knits, and Caruso. Harnessing the power of its unique strategic alliance of industry-leading partners in the luxury fashion sector, Lanvin Group strives to expand the global footprint of its portfolio brands and achieve sustainable growth through strategic investment and extensive operational know-how, combined with an intimate understanding and unparalleled access to the fastest-growing luxury fashion markets in the world. For more information about Lanvin Group, please visit www.lanvin-group.com, and to view our investor presentation, please visit www.lanvin-group.com/investor-relation/.

Disclaimer

The full-year 2022 revenues are preliminary and unaudited. The audit of the Group’s financial statements will be finalized at the time of the Group’s 2022 consolidated financial statements. These unaudited financial data are not a comprehensive statement of the Group’s financial results for the year ended December 31, 2022 and should not be viewed as a substitute for the Group’s full annual financial statements prepared in accordance with IFRS. These preliminary unaudited financial results are subject to revision in connection with the Group’s financial closing procedures, including the review of such financial results by the Group’s audit committee, and finalization and audit of the Group’s consolidated financial statements for the year ended December 31, 2022. During the preparation of the Group’s consolidated financial statements and related notes and the completion of the audit for the year ended December 31, 2022, additional adjustments to the preliminary estimated financial results presented above may be identified. Actual results for the period reported may differ from these preliminary results.

Forward-Looking Statements

This communication, including the section “2023 Outlook”, contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “project” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of the respective management of Lanvin Group and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lanvin Group. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, Lanvin Group’s ability to timely complete its financial closing procedures and finalize its consolidated financial statements for fiscal year 2022; changes adversely affecting the business in which Lanvin Group is engaged; Lanvin Group’s projected financial information, anticipated growth rate, profitability and market opportunity may not be an indication of its actual results or future results; management of growth; the impact of COVID-19 or similar public health crises on Lanvin Group’s business; Lanvin Group’s ability to safeguard the value, recognition and reputation of its brands and to identify and respond to new and changing customer preferences; the ability and desire of consumers to shop; Lanvin Group’s ability to successfully implement its business strategies and plans; Lanvin Group’s ability to effectively manage its advertising and marketing expenses and achieve desired impact; its ability to accurately forecast consumer demand; high levels of competition in the personal luxury products market; disruptions to Lanvin Group’s distribution facilities or its distribution partners; Lanvin Group’s ability to negotiate, maintain or renew its license agreements; Lanvin Group’s ability to protect its intellectual property rights; Lanvin Group’s ability to attract and retain qualified employees and preserve craftmanship skills; Lanvin Group’s ability to develop and maintain effective internal controls; general economic conditions; the result of future financing efforts; and those factors discussed in the reports filed by Lanvin Group from time to time with the SEC. If any of these risks materialize or Lanvin Group’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Lanvin Group presently does not know, or that Lanvin Group currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Lanvin Group’s expectations, plans, or forecasts of future events and views as of the date of this communication. Lanvin Group anticipates that subsequent events and developments will cause Lanvin Group’s assessments to change. However, while Lanvin Group may elect to update these forward-looking statements at some point in the future, Lanvin Group specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Lanvin Group’s assessments of any date subsequent to the date of this communication. Accordingly, reliance should not be placed upon the forward-looking statements.

Enquiries:

Media

Lanvin Group

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miya.he@lanvin-group.com

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Investors

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ir@lanvin-group.com